   SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Amendment No. 1)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

GCA III ACQUISITION CORP.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

NONE

(CUSIP Number)

Michael M. Membrado
M.M. Membrado, PLLC
115 East 57th Street, Suite 1006
New York, NY 10022
(646) 486-9772

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   None

      1.         Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Michael M. Membrado

      2.     Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
          (b)

      3.     SEC Use Only

      4.         Source of Funds (See Instructions) (See item 3)     N/A

      5.         Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)

      6.     Citizenship or Place of Organization              U.S.A.

              7.     Sole Voting Power                     -0-
            _________________________________________________________________________

              8.     Shared Voting Power
Number of
Shares         _________________________________________________________________________
Beneficially
Owned by        9.     Sole Dispositive Power            -0-
Each
Reporting        _________________________________________________________________________
Person With
             10.    Shared Dispositive Power

    11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                       -0-

    12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)

    13.     Percent of Class Represented by Amount in Row (11)         0%

    14.     Type of Reporting Person (See Instructions)               IN

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D Amendment No. 1 amends the original Schedule 13D filed December 26, 2006 and relates to the common stock, par value $0.0001 per share (the "Common Stock") of GCA III Acquisition Corp., whose principal executive offices are located at 115 East 57th Street, New York, NY 10022 (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.

(a) The name of the reporting person is Michael M. Membrado (the "Reporting Person").

(b) The business address of the Reporting Person is 115 East 57th Street, New York, NY 10022.

(c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is attorney, M.M. Membrado, PLLC 115 East 57th Street, New York, NY 10022.

(d) The Reporting Person has not been convicted in any criminal proceedings during the last five years.

(e) The Reporting Person has not been a party to any civil proceedings during the last five years.

(f) The Reporting Person is a citizen of the U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The transaction requiring this report was a disposition (through redemption by the issuer). No funds were used by the Reporting Person in connection with the transactions requiring disclosure hereunder.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person redeemed 2,500,000 common shares to the Issuer originally acquired by it in connection with its participation as a founder of the Issuer. The Reporting Person has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additonal securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer;

(c) A sale or transfer of a material amount of assets of the Issuer;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of the equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Following the transaction requiring this report, the Reporting Person has no remaining beneficial ownership in the Common Stock of the Issuer.

(b) Following the transaction requiring this report, the Reporting Person has the sole right to vote and dispose, or direct the disposition, of -0- shares of Common Stock owned by the Reporting Person.

(c) The Reporting Person redeemed to the Issuer 2,500,000 shares of Common Stock on November 7, 2007.

(d) Not applicable.

(e) The Reporting Person ceased to be a beneficial owner of more than five percent of the class of securities on November 7, 2007.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 9, 2007

By:	/s/ Michael M. Membrado
Name: Michael M. Membrado